

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Cong Qu
Financial Director
SUPER HI INTERNATIONAL HOLDING LTD.
1 Paya Lebar Link, #09-04
PLQ 1 Paya Lebar Quarter
Singapore 408533

   Re: SUPER HI INTERNATIONAL HOLDING LTD.
   Amendment No. 1 to Registration Statement on Form F-1
   Filed May 13, 2024
   File No. 333-278940

Dear Cong Qu:

   We have reviewed your amended registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Recent Developments, page 14

1.   In your presentation of unaudited consolidated statement of profit or loss data and selected operating data for the three months ended March 31, 2024, you direct readers to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding trends and other factors, including seasonality, that may influence your results of operations and for recent quarterly operating results. However, you have not included a discussion of these results under "Management's Discussion and Analysis of Financial Condition and Results of Operations" or in your financial statements. Revise to clarify, if true, that these results are preliminary in nature and to state that your financial and closing procedures for the period ended March 31, 2024 have not yet been completed. Disclose when you anticipate your financial statements for the quarter ending March 31, 2024 will be available. Revise to provide qualitative

     disclosure about how such results impact your trends disclosure provided elsewhere. Alternatively, if these results are not preliminary in nature, revise to include a discussion of such results in your "Management's Discussion and Analysis of Financial Condition and Results of Operations" and update your financial statements.

     Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ming Kong